Pacific Life & Annuity Company
700 Newport Center Drive
Newport Beach, CA 92660
EXCESS WITHDRAWAL ENDORSEMENT
Pacific Life & Annuity Company has issued this Endorsement as a part of the annuity Rider to which it is attached.
All provisions of the Rider that do not conflict with this Endorsement apply to this Endorsement. In the event of any conflict between the provisions of this Endorsement and the provisions of the Rider, the provisions of this Endorsement shall prevail over the provisions of the Rider.
This Endorsement modifies the provisions of the Rider to:
(a)	change the method of computing the Protected Payment Base and Remaining Protected Balance in excess withdrawal situations; and

(b)	specify the events that cause termination of the Rider.
The section titled Withdrawals Exceeding Protected Payment Amount is deleted and replaced with the following:
Withdrawals Exceeding Protected Payment Amount — Except as otherwise provided under the Withdrawals to Satisfy Required Minimum Distribution provision of this Rider, if a withdrawal exceeds the Protected Payment Amount immediately prior to that withdrawal, we will reduce the Protected Payment Base and Remaining Protected Balance. This adjustment will occur immediately following the withdrawal according to the following calculation:
(a)	Determine excess withdrawal amount (“A”) where A equals total withdrawal amount minus the Protected Payment Amount immediately prior to the withdrawal;

(b)	Determine the ratio for proportionate reduction (“B”) where B equals A divided by (Contract Value immediately prior to the withdrawal minus Protected Payment Amount immediately prior to the withdrawal);

(c)	Determine the new Protected Payment Base which equals (Protected Payment Base immediately prior to the withdrawal) multiplied by (1 minus B). The Protected Payment Base will never be less than zero;

(d)	Determine the new Remaining Protected Balance which equals the lesser of:
1.	(Remaining Protected Balance immediately prior to the withdrawal minus the Protected Payment Amount immediately prior to the withdrawal) multiplied by (1minus B); or

2.	the Remaining Protected Balance immediately prior to the withdrawal minus the total withdrawal amount.
The amount available for withdrawal under the Contract must be sufficient to support any withdrawal that would otherwise exceed the Protected Payment Amount.
The section titled Depletion of Remaining Protected Balance is deleted and replaced with the following:
Depletion of Remaining Protected Balance — If a withdrawal reduces the Remaining Protected Balance to zero and Contract Value remains, the following will apply:
If the oldest Owner (or youngest Annuitant, in the case of an Owner who is a Non-Natural Owner):

(a)	was age 64 or younger when the first withdrawal was taken under this Rider after the Rider Effective Date or the most recent Reset Date, whichever is later, this Rider will terminate; or

(b)	was age 65 or older when the first withdrawal was taken under this Rider after the Rider Effective Date or the most recent Reset Date, whichever is later, you may elect to withdraw up to 5% of the Protected Payment Base each year until the day of the first death of an Owner or the date of death of the sole surviving Annuitant.
If a withdrawal made under subparagraph (b) (except an RMD withdrawal) taken from the Contract exceeds the Protected Payment Amount, the Protected Payment Base will be reduced according to the Withdrawals Exceeding Protected Payment Amount provision of this Rider.
Any death benefit proceeds to be paid to the Beneficiary from remaining Contract Value will be paid as described under the Death Benefit provisions of the Contract.
The section titled Termination of Rider is deleted and replaced with the following:
Termination of Rider — Except as otherwise provided under the Continuation of Rider if Surviving Spouse Continues Contract provision of this Rider, this Rider will automatically terminate upon the earliest to occur of one of the following events:
(a)	the day following the end of our thirty (30) day advance written notice to the Owner of an involuntary transaction causing all or a portion of the Contract Value to be allocated outside of the Asset Allocation Program and no instructions to remedy are received by us at our Service Center within such thirty (30) day period (see Termination of Asset Allocation Program provision in Appendix A);

(b)	the day the Remaining Protected Balance is reduced to zero;

(c)	the day of the first death of an Owner or the date of death of the sole surviving Annuitant;

(d)	the day the Contract is terminated in accordance with the provisions of the Contract;

(e)	the day we are notified of a change in ownership of the Contract;

(f)	the Annuity Date; or

(g)	the day that the Contract Value is reduced to zero as a result of a withdrawal (except an RMD withdrawal) that exceeds the Protected Payment Amount.
This Rider will not terminate under subparagraph (b) above if the oldest Owner (or youngest Annuitant, in the case of an Owner who is a Non-Natural Owner) was age 65 or older when the first withdrawal was taken under this Rider after the Rider Effective Date or the most recent Reset Date, whichever is later. In this case the Rider will terminate under subparagraph (c).
This Rider and the Contract will not terminate under subparagraph (d) above if at the time of this event, the Contract Value is zero and we are making pre-authorized withdrawals of 5% of the Protected Payment Base. In this case, the Rider and Contract will terminate under:
(i)	subparagraph (b) if the oldest Owner (or youngest Annuitant, in the case of an Owner who is a Non-Natural Owner) was age 64 or younger when the first withdrawal was taken under this Rider after the Rider Effective Date or the most recent Reset Date, whichever is later: or

(ii)	subparagraph (c) if the oldest Owner (or youngest Annuitant, in the case of an Owner who is a Non-Natural Owner) was age 65 or older when the first withdrawal was taken under this Rider after the Rider Effective Date or the most recent Reset Date, whichever is later.
Effective Date — This Endorsement is effective as of the Rider Effective Date, unless a later date is shown below.
     Effective Date: [date]
All other terms and conditions of your Contract and Rider remain unchanged by this Endorsement.

PACIFIC LIFE & ANNUITY COMPANY

Chairman and Chief Executive Officer	Secretary